SEGALL BRYANT & HAMILL TRUST

1290 Broadway, Suite 1100

Denver, Colorado 80203

May 10, 2019

VIA EDGAR

Ms. Lisa Larkin

Ms. Lauren Hamilton

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Segall Bryant & Hamill Trust (the “Registrant”)

File Nos. 002-75677, 811-03373

Dear Mses. Larkin and Hamilton:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management and the Accounting Office regarding the Registrant’s registration statement on Form N-14 (the “N-14”) under the Securities Act of 1933, as amended (the “Securities Act”), filed on April 8, 2019, with respect to registration of the Institutional Class shares of Segall Bryant & Hamill All Cap Fund (the “All Cap Fund”), the Institutional Class shares of the Segall Bryant & Hamill Small Cap Value Fund (the “Small Cap Value Fund”), Retail Class shares and Institutional Class shares of Segall Bryant & Hamill Emerging Markets Fund (the “Emerging Markets Fund”)and Retail Class shares and Institutional Class shares of Segall Bryant & Hamill International Small Cap Fund (the “International Small Cap Fund,”) (each a “Fund” and collectively, the “Funds”).

Set forth in the numbered paragraphs below are the Staff’s oral comments provided May 2, 2019, accompanied by the Registrant’s responses to the comments.

Accounting Staff Comments

1.	Staff Comment: We note that the N-14 is ineligible for Rule 488 effectiveness due to the incomplete capitalization table. In an amended pre-effective amendment Form N-14, please complete the capitalization table and then request acceleration.

U.S. Securities and Exchange Commission

Division of Investment Management

May 10, 2019

□ Registrant’s Response: The capitalization table has been completed. The Registrant will request acceleration following the filing of an amended pre-effective amendment Form N-14.

2.	Staff Comment: We note that in various locations throughout the document the reorganization is alternatively referred to as “tax-deferred” or “tax-free.” If the reorganization is tax-deferred, explain the tax implications of a tax-deferred reorganization or revise the disclosure accordingly.

□ Registrant’s Response: The N-14 has been revised to state that the reorganization will be a tax-free transaction.

3.	Staff Comment: On page 16, we note that the prospectus and SAI for each of the Funds is to be incorporated by reference. Ensure that the Fund’s registration statement on Form N-1A is filed prior to effectiveness being granted to the N-14.

□ Registrant’s Response: The Fund’s registration statement on Form N-1A/485b was filed on May 8, 2019.

4.	Staff Comment: Confirm in correspondence that any expenses subject to recapture will not be carried over to the merged entity.

□ Registrant’s Response: The Registrant confirms that any expenses subject to recapture will not be carried over to the merged entity.

5.	Staff Comment: On page 36, in the footnotes to the fee table, we note that the disclosure regarding expense waiver termination dates provided in the N-14 is July 15, 2021, and the expense waiver termination date provided in the registration statement on Form N-1A for the Funds is April 30, 2021. Please update the disclosure in the N-14 accordingly.

□ Registrant’s Response: The expense waiver termination date has been revised to be September 30, 2021. The N-14 and the registration statement on Form N-1A have been revised accordingly.

6.	Staff Comment: We note that the International Small Cap Fund’s and Emerging Markets Fund’s the fee tables for Class A shares and Class I shares and particularly the Other Expenses line items do not foot. Please update accordingly.

U.S. Securities and Exchange Commission

Division of Investment Management

May 10, 2019

□ Registrant’s Response: The fee tables for Class A shares and Class I shares have been revised to reflect the appropriate expenses in the All Other Expenses line.

7.	Staff Comment: In the hypothetical expense tables, waivers can only be applied for periods in which they are in effect. Please update accordingly.

□ Registrant’s Response: The hypothetical expense tables have been revised to reflect the waivers only for the periods in which they are in effect.

8.	Staff Comment: The registration statement should include a reference to capital loss- carryforward of the target funds and any potential loss or limitation on the use of those capital loss carryforwards as a result of the merger. Please disclose the dollar amount and related expiration dates of the capital loss carryforwards as of the most recent practical date which may be the most recent FYE.

□ Registrant’s Response: The N-14 has been revised to include a statement that neither the All Cap Fund nor the Small Cap Value Fund had a capital loss carryforward as of June 30, 2018. As of October 31, 2018, the Emerging Markets Fund did not have a capital loss carryforward and the International Small Cap Fund had $7,946,624 of short term capital loss carryforward.

Investment Management Staff Comments

9.	Staff Comment: Please confirm that all comments received on the Funds’ registration statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act will be rolled into the N-14.

□ Registrant’s Response: The Registrant confirms that all comments received on the Funds’ registration statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act will be rolled into the N-14.

10.	Staff Comment: Same comment as Accounting Office’s comment No. 2.

□ Registrant’s Response: Refer to the Registrant’s response to Accounting Office No. 2.

11.	Staff Comment: In the last paragraph of the notice to shareholders, the disclosure notes that the meeting may be adjourned for the purposes of soliciting additional proxies. Postponement of a meeting to solicit additional votes is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. Please revise the disclosure and proxy card. The proxy card should have an additional voting box so shareholders can vote in favor of adjournment to solicit additional proxies if that is the action contemplated.

U.S. Securities and Exchange Commission

Division of Investment Management

May 10, 2019

□ Registrant’s Response: Based on discussions with IMST, a separate proposal has been added to the proxy card as follows:

“Proposal 2: To approve adjournments of the meeting from time to time to solicit additional proxies if there are insufficient votes at the time of the Meeting to constitute a quorum or to approve Proposal 1.”

12.	Staff Comment: On page 9 in the Questions and Answers, in the fourth sentence of the second question, there is a reference to “The Adviser … believes [such a transition] will result in more customized distribution support for the New Funds.” Please rephrase “customized distribution support” to explain in plain English.

□ Registrant’s Response: The sentence has been revised as follows: “The Adviser indicated that it views such a transition as important to a strategic plan that it believes will result in additional support for marketing and distribution of the New Funds, thereby resulting in the potential for increased assets and decreased operating expenses over the long term.”

13.	Staff Comment: On page 9 in the Questions and Answers, in the fifth sentence of the second question, there is a statement that the “Adviser has negotiated services for the New Funds with third-party service providers that the Adviser believes will result in lower fund operating expenses…” Update the disclosure to reflect current state of affairs.

□ Registrant’s Response: The sentence has been revised to state the following, “In addition, the Adviser has negotiated services and entered into agreements with third-party service providers that the Adviser believes will result in lower fund operating expenses (before fee waivers and expense reimbursements) for the New Funds than the current fund operating expenses (before fee waivers and expense reimbursements) for the Existing Funds.”

14.	Staff Comment: On page 13, regarding the formatting at the top of page relating to the existing Fund, should there be a heading relating to Class I?

U.S. Securities and Exchange Commission

Division of Investment Management

May 10, 2019

□ Registrant’s Response: Because there is only one class which doesn’t have a particular class designation, a heading relating to Class I is not necessary.

15.	Staff Comment: On page 13, include a cross reference to the fee table so that shareholders may review the complete fee table disclosure.

□ Registrant’s Response: Comment complied with.

16.	Staff Comment: The Investment Management Staff provided the same comment as Accounting Office comment No. 3.

□ Registrant’s Response: Refer to the Registrant’s response to Accounting Office No. 3.

17.	Staff Comment: The Investment Management Staff provided the same comment as Accounting Office comment No. 6.

□ Registrant’s Response: Refer to the Registrant’s response to Accounting Office No. 6.

18.	Staff Comment: On page 42, regarding the Portfolio Turnover section, will there be any repositioning in anticipation of the merger? If not, say in the response letter that there is none.

□ Registrant’s Response: There will be no repositioning in anticipation of the merger.

19.	Staff Comment: On page 44, in the first paragraph, there is a reference to the New Small Cap Fund. Should that reference be revised to the New Small Cap Value Fund?

□ Registrant’s Response: Comment complied with.

20.	Staff Comment: In the Funds’ Trustees and Officers table, please add parentheticals to the nature of the business in the disclosure related to Mr. Thomas J. Abood.

□ Registrant’s Response: Comment complied with.

* * * * *

U.S. Securities and Exchange Commission

Division of Investment Management

May 10, 2019

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,
/s/ Derek W. Smith
Derek W. Smith
Secretary
Segall Bryant & Hamill Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP